UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 12, 2016

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, July 12, 2016

Mr. Carlos Pavez Tolosa

Superintendente

Superintendencia de Valores y Seguros

Avda. Libertador Bernardo O’Higgins 1449

Present

Ref.:        Reports Material Fact.

Dear Sir:

In accordance with Articles 9 and 10 of the Securities Market Law, and pursuant to General Regulation No. 30, duly authorized by the Board in the extraordinary session held on July 8, 2016, the following is reported as a Material Fact of LATAM Airlines Group S.A. (“LATAM Airlines” or the “Company”), Securities Registry No. 306:

1.	Capital Increase. No later than the next regular Board meeting, which is scheduled for August 2, 2016, the Company will summon an extraordinary shareholders meeting (the Shareholders Meeting”) to propose a capital increase of US$613,164,240 issuing 61,316,424 new shares of common stock (the “Shares”) at a price per share of US$10 (the “Subscription Price”). After the Shareholders Meeting, which will be held no later than September 2, 2016, the share capital of LATAM Airlines shall increase from the current 551,847,819 shares to 613,164,243 shares, with the new Shares representing 10% of the total shares of the Company after the capital increase.

2.	Investor. On this date, Qatar Airways (the “Investor”) has agreed with LATAM Airlines to acquire up to 10% of the total shares of the Company.

The Investor agreed to subscribe and pay the Shares represented by the Options Assignment (as defined in next paragraph) before the expiration of the subscription option period, and to subscribe the remaining unsubscribed Shares that the Company offers the Investor immediately after such period has expired (together, the “Subscriptions”).

3.	Support. On this same date, each of the shareholders comprising the Cueto, Amaro, Eblen and Bethia groups (the “Support Shareholders”), that represent 49.72% of the current subscribed and paid shares of LATAM Airlines, has undertook to attend the Shareholders Meeting and vote in favor of the matters to be proposed therein. Furthermore, as soon as the Company commences the subscription option period of the Shares, each Support Shareholder has agreed to assign to the Investor its rights to subscribe the corresponding pro rata in the Shares, for nominal consideration (together, “the Options Assignment”).

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4.	Purchase Order. In the event that, after the settlement of the Subscriptions, the shares held by the Investor are less than 10% of the total shares issued by the Company, the Investor agreed to place a 20-day unconditional purchase order in the Santiago Stock Exchange at a price per share equal to the Subscription Price for the number of shares necessary to give the Investor ownership of 10% of the total shares issued by the Company (the “Purchase Order”).

If the Investor receives acceptances for an amount exceeding the amount necessary to reach 10% of the total shares issued by the Company, the Purchase Order will be settled pro rata among all the selling shareholders.

5.	TEP Purchase. Only if after the settlement of the Subscriptions and the Purchase Order, the shares of the Company owned by the Investor are less than 10% of the total shares issued by the Company, and with the sole purpose to allow the Investor to reach 10% of the total shares issued by the Company, the shareholder TEP Chile S.A. –vehicle of the Amaro group- has agreed to sell to the Investor, and the Investor has agreed to purchase, at a price equal to the Subscription Price, the number of shares required to reach such 10% (the “TEP Purchase”); provided that such commitment does not exceed more than 2.5% of the total shares issued by the Company.

6.	Market. In the event that, after the settlement of the Subscriptions, the Purchase Order and the TEP Purchase, the shares held by the Investor are less than 10% of the total shares issued by the Company, the Investor may acquire the shortfall in the secondary market in Chile (shares in the stock exchanges) and in New York (ADRs in the New York Stock Exchange).

7.	Transfers and Covenants. The Investor may transfer its shareholder interest in the Company, having agreed certain registration rights to make a well-arranged secondary placement and other customary restrictions.

Acknowledging the relevance that the oneworld® alliance has for the Company, the Investor has agreed that a sale of its shares in the Company to an airline outside such alliance shall require the prior approval of the Board or be implemented through a mechanism that allows all the shareholders of the Company to sell.

In addition to the aforementioned restrictions, in order to avoid mayor disruptions in the stock market, the Investor has agreed not to sell during the first year following the last Subscription shares that represent more than 2% of the total shares issued by the Company, and not to sell 5% of the total shares of the Company in any 12-month period after that.

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For the term of 30 months from the last Subscription, the Investor has agreed not to increase its participation in the Company over 10% of the total shares issued by the Company, not to promote the removal of the Board elected by the shareholders nor a transaction aimed to cause a change of control of the Company.

8.	Board. If there is a vacancy in the Board before the 2017 ordinary shareholders meeting and the Investor holds at least 7.4% of the total shares issued by the Company, the Board shall appoint to fill such vacancy the person proposed by the Investor, to the extent such person is acceptable to the Board.

Furthermore, if in the 2017 ordinary shareholders meeting the Investor is no able to elect a director and, after such shareholders meeting, there is a vacancy, provided the Investor holds at least 7.4% of the total shares issued by the Company, the Board shall appoint to fill such vacancy the person proposed by the Investor, to the extent such person is acceptable to the Board.

On this date the reserve on the communication made as a Reserved Material Fact on June 7, 2016 is released, whose content is restated in the undertakings referred to in this communication.

It is not possible to determine today the financial effects that the reported facts may have in the assets, liabilities or results of the Company. Closing of the Subscription is expected to occur in the fourth quarter of 2016. The Company will keep the Superintendencia duly informed of any relevant development related to the facts that is communicating.

Sincerely,

Juan Carlos Menció

Legal Vicepresident

LATAM Airlines Group S.A.

Note

This communication does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered, exercised or sold in the United States absent registration or an applicable exemption from registration requirements.

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